FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2009

Commission File Number: 001-33290

JA Solar Holdings Co., Ltd.

36 Jiang Chang San Road,
 Zhabei, Shanghai, China 200436
The People’s Republic of China

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.

N/A

This Form 6-K consists of:

Two press releases made by JA Solar Holding Co., Ltd. (the “Registrant”) in English on December 14, 2009 regarding: (i) the Registrant’s Q4 2009 shipments to exceed prior guidance and issuance of full year 2010 guidance; and (ii) the Registrant’s announcement of share repurchase program.

Document 1

JA Solar Expects Q4 2009 Shipments to Exceed Prior Guidance; Issues Full Year 2010 Guidance

SHANGHAI- Dec. 14, 2009 – JA Solar Holdings Co., Ltd. (Nasdaq: JASO), a manufacturer of high-performance solar products, announced today that based on current customer orders and product deliveries, it expects fourth quarter 2009 shipments to exceed the high-end of its prior guidance given on Nov. 10, 2009. The company is raising its guidance for the full year of 2009, and issuing shipment guidance for the full year 2010.

Based on strong customer demand for JA Solar’s products, the company currently expects shipments for the fourth quarter of 2009 to exceed 210MW, compared with prior guidance in the range 170MW to 200MW.  For the full year 2009, the company expects shipments to exceed 488MW, compared with prior guidance in the range of 448MW to 478MW.

"Demand has continued to be strong from our existing customers as well as new customers,” said Baofang Jin, chairman and CEO of JA Solar. “While we anticipate Q4 2009 to be even stronger than Q3 2009 in terms of shipments, we also expect strong shipments for full year 2010 based on robust orders from existing customers and new customer wins.”

For the full year 2010, the company currently expects shipments to be in the range of 750 MW to 800 MW. “We continue to make progress in our global customer development, and are seeing strong demand for our high quality solar products from all major markets, including Germany, China, U.S., Italy, South Korea, Spain and France. We also expect strong growth from our newer markets, such as The Czech Republic and Japan,” said Baofang Jin.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is one of the world’s largest suppliers of high-performance solar cells and solar products. The company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity.  The company’s products are utilized for residential, commercial, and utility-scale renewable energy generation. For more information, please visit http://www.jasolar.com.

Safe Harbor/Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as "will," "may," "expect," "anticipate," "aim," "intend," "plan," "believe," "estimate," "potential," "continue," and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Contact:
Deborah Stapleton/Alexis Pascal
Stapleton Communications Inc.
650.470.0200
Deb@stapleton.com
Alexis@stapleton.com

Document 2

JA Solar Announces Share Repurchase Program

SHANGHAI- Dec. 14, 2009 – JA Solar Holdings Co., Ltd. (Nasdaq: JASO), a manufacturer of high-performance solar products, announced today that its Board of Directors has approved a share repurchase program, effective Dec. 14, 2009. Under this program, JA Solar is approved to repurchase up to an aggregate of US$75 million of its American Depositary Shares, or ADSs, representing its ordinary shares.

The repurchases will be made from time to time on the open market at prevailing market prices, in negotiated transactions off the market and in block trades, pursuant to a 10b5-1 plan (which, if adopted, will allow JA Solar to repurchase its ADSs during periods in which it may be in possession of material non-public information or otherwise.) The purchases will be made subject to restrictions relating to volume, price and timing. The timing and extent of any purchases will depend upon market conditions, the trading price of our ADSs and other factors.

“This share repurchase program is a demonstration of confidence in our financial strength and long-term growth opportunities,” said Baofang Jin, Chairman and CEO of JA Solar.  “The approval of the share repurchase program by our Board of Directors reflects our ongoing commitment to increase shareholder value.”

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is one of the world’s largest suppliers of high-performance solar cells and solar products. The company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity.  The company’s products are utilized for residential, commercial, and utility-scale renewable energy generation. For more information, please visit http://www.jasolar.com.

Safe Harbor/Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as "will," "may," "expect," "anticipate," "aim," "intend," "plan," "believe," "estimate," "potential," "continue," and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Contact:
Deborah Stapleton/Alexis Pascal
Stapleton Communications Inc.
650.470.0200
Deb@stapleton.com
Alexis@stapleton.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By	/s/ Baofang Jin

Name:	Baofang Jin

Title:	Chief Executive Officer

Date: December 14, 2009